

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2011

<u>Via E-Mail</u>
Lloyd Spencer
Chief Executive Officer
Coroware, Inc.
1410 Market Street, Suite 200
Kirkland, Washington 98033

      Re: Coroware, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed December 12, 2011
              File No. 000-33231

Dear Mr. Spencer:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Maryse Mills-Apenteng

                          Maryse Mills-Apenteng
                          Special Counsel

cc: <u>Via E-Mail</u>
       Gary L. Blum, Esq.